U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

AMENDED REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

Commission File Number 1-31722

DRC RESOURCES CORPORATION

(Exact name of registrant as specified in its charter)

595 Howe Street, Suite #601, Vancouver, British Columbia, Canada  V6C 2T5

(604) 687-1629

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__           Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _X__          No __ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 713___.

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K.

1

MD&A 3rd Quarter 2004, dated November 12, 2004

2

 3rd Quarter 2004 Audited Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRC RESOURCES CORPORATION
(Registrant)

Date: February 2, 2005	By:	“Christopher J. Bradbrook”
Christopher J. Bradbrook, President and Chief Executive Officer

DRC RESOURCES CORPORATION

2004

THIRD QUARTER REPORT

Content

  Letter  to Shareholders

  Management Discussion and Analysis

  Financial Statements (Unaudited) September 30, 2004

#601 - 595 Howe Street, Vancouver, B. C.  V6C 2T5

Telephone: (604) 687-1629 ~ Fax: (604) 687-2845

E-mail address: drcresources@uniserve.com

Website: drcresources.com

TSX Symbol – DRC

To Our Shareholders:

It is a pleasure to be able to write my very first message to DRC Resources’ shareholders as President and CEO.  During the 3rd quarter ended September 30, 2004 the Company made significant progress in several key areas.

Work continued towards finalizing all requirements to initiate the 2000 metre exploration decline at the Company’s Afton copper-gold Project near Kamloops, British Columbia.  Subsequent to the end of the period we were pleased to be able to announce (on October 26, 2004) that mobilization of equipment and contractors had begun.  The final contract for the exploration decline and ancillary underground development was awarded to Procon Mining and Tunnelling Ltd. (Procon).  Procon is a British Columbia-based mining contractor with extensive experience in underground mine development.

This is an important step in the advancement of the project, as it will support the work required to complete a bankable feasibility study and conduct additional exploration work.  Total costs for this work are expected to be approximately US$14.5 million.  Definition diamond drilling, bulk sampling and technical studies will be carried out concurrently with development of the decline, and are designed to provide the information necessary to better define mineralization and to upgrade resources to the reserve category.  The feasibility study will include commissioning an independent mine engineering consulting group to finalize a plan for placing the Afton Copper-Gold Project into production.

In July we were pleased to announce the results of 6 diamond drill holes on the Company’s 100% owned Ajax Property, located 10 km east of the Afton Property.  This drilling indicated the presence of a large copper-gold system which was intersected over a strike length of approximately 400 meters and to a vertical depth of 300 meters below surface.  The results of this work are particularly encouraging as they indicate mineralization continues much deeper than the base of the shallow pits where copper-gold ore was mined in the early 1990’s.

In August the Company’s Form 20F Registration Statement filing was accepted by the United States Securities and Exchange Commission.  This now allows the Company’s shares to trade in the United States.  The 20F Registration is an extremely important step in the evolution of DRC Resources, and an important tool to enable us to achieve our goal of realizing shareholder value and gives us access to the world’s largest pool of investors.  We continue to be excited about the prospects for the Company and look forward to articulating our enthusiasm to investors throughout North America.

For the immediate future, DRC’s main focus will continue to be the exploration and development of the Afton Copper-Gold Project.  Specifically we look forward to making meaningful progress on the exploration decline and to begin delineation and exploration drilling in and near the mineralized zone.  We will also be accelerating our investor relations effort throughout, Canada, the United States and Europe to introduce the Company and its investment potential to new investors.

To date the Company has outlined a Measured and Indicated Mineral Resource of 68.7 Million Tonnes grading 1.68% Copper Equivalent or 2.61g/t Gold Equivalent (1.08% Cu, 0.85 g/t Au, 2.62 g/t Ag, 0.12 g/t Pd), which contains approximately 1.6 billion pounds of copper, and 1.9 million ounces of gold.  A 2004 advanced scoping study completed by Behre Dolbear and Company Ltd., indicates that this project would have initial capital expenditures of US$120 million and (at conservative metal prices of US$0.85 per pound copper, and US$375 per ounce gold) when viewed as a primary copper mine, could potentially produce the metal at a cash (direct) operating cost of US$0.15 per pound of copper, and when viewed as a primary gold mine, could produce the metal at negative cash operating cost per ounce of gold.  According to the British Columbia Ministry of Energy & Mines, the Afton Project is the largest advanced exploration project in South Central B.C.  The Company is also exploring its nearby, 100%-owned, Ajax and Pothook properties.

DRC is in excellent financial condition with cash of US$21 million and no debt.  The company has only 13.7 million shares outstanding and 15.2 million shares fully diluted.

On behalf of the Board of Directors, I would like to welcome our new shareholders and thank our long-term investors for their continued interest and support.  Management will continue its best efforts to ensure that investor confidence in the Afton Project is rewarded.

Chris Bradbrook

President & CEO

November 12, 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITIONS AND RESULTS OF OPERATION AT SEPTEMBER 30, 2004

 DATED NOVEMBER 12, 2004

Management’s Discussion and Analysis (“MD&A”) of financial condition and results of operation of DRC Resources Corporation (“the Company” or “DRC”) for the third quarter ended September 30, 2004 should be read in conjunction with the Company’s consolidated financial statements and corresponding notes for the period ending September 30, 2004.  The focus of this discussion is on material changes and information relating to the current period and may exclude certain information disclosed in the previous period’s discussion.

DRC prepares and files its consolidated financial statements and MD&A in Canadian (“CDN”) dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”).

Overview

DRC Resources Corporation with head office located in Vancouver, British Columbia, was incorporated in 1980.  The Company is a development stage resource company engaged in the acquisition, evaluation, exploration and development of mineral interests.  The Company’s presently issued 13,691,766 million issued shares are listed on the Toronto Stock Exchange (TSX symbol DRC).  The Company’s main project, the Afton Copper-Gold Project, and also the Ajax Project are located 10 kilometres west of Kamloops, British Columbia. The Company also owns a mineral interest in Ontario which is being maintained with no further work program presently planned.

The Company’s business is managed by directors and executives with professional backgrounds and many years experience in the mining industry, augmented by independent geological and mining professionals (qualified persons) retained to advise the Company on its main project.

In evaluating the Company’s financial condition and performance, management looks at DRC’s relative position in the context of reporting mineral exploration companies in Canada.  In that context, management sees the Company as emerging from junior to advanced exploration stage, in which its decision making capabilities will undergo more rigorous testing as DRC moves toward the development and production stages on its advanced Afton Copper-Gold Project.  How effectively the Company meets the new issues and challenges will depend upon the management of priorities for the development of the Afton Copper-Gold Project.  Management perceives the advancement of DRC’s status as due to selection of highly qualified technical advisors, on-site attention of management to conduct exploration work, understanding of what constitutes a successful exploration attempt and careful cash management.  All of those qualities must continue and be improved to meet the challenges of higher cost activities (underground vs. surface exploration).  While a generally improved economic climate in the mining industry has greatly assisted in the money raising area, the main risks to achievement of objectives will be increased competition for both expert personnel and contract labour which is expected to result in a general increase in costs and, possibly, delay in getting jobs done.  Hence, staffing and cost management are expected to be the main challenges to company stewardship in the near term.

Progress and Outlook

On August 23, 2004, the Company announced that its Form 20F Registration Statement filing was accepted by the United States Securities and Exchange Commission under Section 12(g) of the Securities Exchange Act of 1934.  The Registration Statement (CIK #0000800166, File No. 1-31722), which allows the Company’s shares to trade in the United States, can be viewed at www.sec.gov.

The 12(g) Registration and the Standard & Poor’s Investor Relations Program (www.advisorinsight.com) permits the introduction of DRC Resources Corporation and its Afton Copper-Gold Project to a large investor base, and raises the Company’s profile within the North American investment community.

DRC Resources has changed the Auditors for the Company to comply with the financial filing requirements for United States registered companies.  DeVisser Gray, a Vancouver-based Chartered Accounting firm registered under the Canadian Public Accountability Board (CPAB) and the United States Public Company Accounting Oversite Board (PCAOB) has been appointed as the Company’s Auditors.

During the third quarter 2004 the Company focused on the design, budget requirements and personnel to implement a plan to excavate an underground exploration decline for the Afton Copper-Gold Project (“Afton Project”), located near Kamloops, British Columbia.  As a mineral exploration company, the future liquidity of DRC will be affected principally by the level of exploration expenditures and by its ability to raise capital through the equity markets.  Completion of a $24.15 million financing at the beginning of November, 2003 put the Company in a cash position more than sufficient to fund planned exploration expenditures and meet ongoing obligations as they become due.

The Company is moving forward with its plan to advance the Afton Project through the feasibility stage by carrying out an underground exploration and development program as recommended in the February 2004 update of Behre Dolbear & Company’s advanced Scoping Study that included an economic evaluation of the Afton Project, Kamloops, B.C in compliance with National Policy 43-101 (filed on SEDAR).

The Advanced Scoping Study confirmed that one of several possible mining methods had the potential for development of an underground bulk tonnage mining operation at Afton.  The relevant project statistics are outlined below:

Afton Project Statistics
Mineral Resource	Measured and Indicated[1]	68,700,000 tonnes	1.68% Cu Eq
Inferred Resource	7,450,000 tonnes	1.61% Cu Eq
Mineral Resource Within the	Measured and Indicated	46,983,000 tonnes	1.72% Cu Eq
Proposed Mine Plan	Inferred Resource	4,543,000 tonnes	1.72% Cu Eq
Total Resource Material to be Recovered by the Mine Plan	All Categories[2]	51,526,000 tonnes	1.72% Cu Eq
Metallurgical Recovery	Copper	90%
Gold	90%
Silver	75%
Palladium	74%
Mining Method	Underground Panel (Block) Caving
Production Rate (Mine & Mill)	9,000 tonnes per day
Mine Life	17.8 years
Average Annual Production	Copper	29,350 tonnes
Gold	71,000 ounces
Silver	178,100 ounces
Palladium	7,700 ounces
Initial Capital Cost[3]	$140,034,000
Working Capital and Initial Inventory	$9,700,000
On-going Capital	$191,351,000
Unit Operating Cost	(at full production)	$9.77/tonne milled
Net Present Value	0%	$418,206,437
5%	$203,578,770
7.5%	$140,373,936
10%	$94,306,153
Internal Rate of Return	(pre-tax)	26.68%
(after tax)	19.94%
Payback Period	3.7 years
Notes:	1	Afton Main Zone Only (@ 0.7% Cu Eq cut-off grade)
2	See Note on Page 17, Section 3.0
3	Currency used throughout is $Canadian
Metal	Price Used US$)	Recovery
Copper	$0.85/lb.	90%
Gold	$375/oz.	90%
Silver	$5.25/oz.	75%
Palladium	$200/oz.	74%

Significant additional expenditure will be required to establish that development of the Afton Project is feasible as a large high-grade copper-gold mine.  Rising copper demand and prices have increased interest in advanced projects such as the Afton and are expected to make production financing obtainable.

DRC employs a comprehensive QA/QC program including the use of standards and internal and external check samples.  Behre Dolbear has reviewed the QA/QC program and is of the opinion that it meets or exceeds industry standards.  Industry-accepted methods were used for grade estimation using ordinary kriging (a method of determining a weighted average in such a way that the geostatistical estimation variance of the weighted average is minimized).  The assays were composited into 10 metre down-hole composites.  Reasonableness of grade interpolation was reviewed by visual inspection of sections displaying block model grades, drill-hole composites and geology with good agreement being observed.  In accordance with National Instrument 43-101, both the updated Mineral Resource Study and the updated advanced Scoping Study were filed on SEDAR.

The resources developed by DRC Resources are not reserves and, until such time as resources are proven to be reserves, there is a risk that the Company may not achieve ongoing operations from which it may derive significant income.

The Company has held and is continuing discussions with senior members of the mining and minerals processing industries with the objective of moving the Afton Project through the feasibility stage to production.  The Company is in process of confidential discussions concerning production financing with a number of mining companies, smelters and financial institutions.

Michael W.P. Hibbitts, Vice President of Exploration & Development, a qualified person, has been charged with responsibility for managing the design, implementation and supervision of the underground exploration program to advance the Afton Project through the feasibility stage.  In June, 2004 the Company invited 5 major Canadian mining contract companies to tender for excavation of a 2000 metre decline (tunnel) and Ancillary Underground Development for the Afton Copper-Gold Project.  The main purpose of the decline is to provide underground access for the definition diamond drill program, bulk sampling and technical studies, which will be carried on concurrently with development of the decline, in order to complete the Afton Feasibility Study.

Subsequent to the end of the third quarter the Company awarded the contract for the Exploration Decline and Ancillary Underground Development for the Afton Copper-Gold Project to Procon Mining & Tunnelling Ltd., a Canadian mining contractor with its head office in British Columbia, with over 10 years of experience in underground mine development.  Its corporate clients include major Canadian and international mining companies.

Mobilization for the excavation of the Afton Exploration Decline is scheduled to begin in early November, 2004.  All development work is scheduled to be completed by November 15, 2005.

Selected Quarterly Information

The selected financial data appearing below for the third quarter ending September 30, 2004, 2003, and 2002 are set forth in Canadian dollars and extracted from the Consolidated Financial Statements (filed on SEDAR).

DRC’s financial statements are prepared in accordance with generally accepted accounting principles (GAAP) that apply in Canada.  The selected financial data appearing in the first table below is presented in accordance with Canadian  GAAP and should be read in conjunction with, and is qualified in its entirety by reference to DRC Resources’ audited Consolidated Financial Statements.

	Quarter Ended September 30, 2004	Quarter Ended September 30, 2003	Quarter Ended September 30, 2002
Operating Revenue	85,525	21,496	30,085
Net Income (Loss)	(146,626)	(105,943)	(62,734)
Income (Loss) per Share	(0.01)	(0.01)	(0.01)
Total Assets	30,729,760	6,098,807	6,773,988
Net Assets	29,697,423	5,876,397	6,507,589
Deferred Income Taxes	892,880	206,266	183,537
Cash Dividends per share	Nil	Nil	Nil
Deficit	(3,075,938)	(2,161,588)	(1,652,298)
Capital Stock	32,773,361	8,037,985	8,159,887
Weighted Average Number of Shares	13,356,110	9,197,028	8,771,266

During the third quarter of 2004, $1,368,000 was received by the Company for the exercise of 455,000 stock options.  With approximately $26 million in cash assets, DRC currently has sufficient funds to meet its obligations and to carry out its exploration plans for at least the next 24 months.  There is no assurance that DRC will in the future be able to obtain all the financing it requires on acceptable terms and conditions, or at all.  The only sources of future funds presently available to DRC are the sale of equity capital or the offering of an interest in its properties to be earned by another person or firm carrying out further exploration or development of the properties.

Operating Results

During the third quarter 2004 the main focus of the Company has been the final engineering design for the underground workings and tendering the underground exploration decline for the Afton Project in Kamloops, B.C. as described in the Progress and Outlook section above.

The Company has expended over $5.5 million on the Afton Project exploration program to date which includes, but is not limited to, the cost of an economic evaluation by the Company’s mine engineering consultants, Behre Dolbear & Company Ltd., metallurgical test work, geophysical surveys, upgrading access roads, and the surface diamond drill exploration program consisting of 109 diamond drill holes for a total of 53,000 metres (175,000 ft).

The advanced Scoping Study on the Afton Main Mineral Zone prepared by Behre Dolbear and Company Ltd., is based on a Mineral Resource (all categories) of 76 million tonnes and indicates that panel cave mining and conventional flotation technology are viable methods of application for mining and processing of 51.5 Million Tonnes of the Mineral Resource.  The Study indicates an estimated life of mine cash operating cost of US$0.15 per pound of copper and a total operating cost of less than US$0.40 per pound of copper, both costs being net of precious metal credits.  A copper price of US$0.85 per pound was used in the economic calculation for this study.  Persistence of the current robust metals market, in which copper prices have exceeded US$1.20 per pound, would enhance the economic potential of the Afton Project.   The Company is proceeding directly to the feasibility stage and implementing the final design of the underground workings.

The present estimate of $17,952,000 (including a 30% contingency) for exploration and development costs over the next 18 months through feasibility compares closely with the scoping study by the Company’s principal project consultant, Behre Dolbear & Company Ltd. ($17,748,000 without contingencies), to cover all required underground development, diamond drilling, standby consulting professionals and the internal administrative, planning and supervisory group costs.  Recent reviews and engineering recommendations for changes to the underground exploration program indicate a potential for reducing overall costs by some 20%.  The change involves reducing the length of the decline and placement in a more advantageous location for the underground exploration program.  A $12 million exploration expenditures program is budgeted for the next 12 months.

The Company invited tenders for the decline construction contract in late second quarter and, subsequent to the end of the third quarter, awarded the contract to Procon Mining & Tunnelling Ltd. (as described in the Progress and Outlook section above).

This program will be funded out of available working capital.  It is expected that budgeted costs may be modified and adjusted downward to reflect the exact method of underground development implemented.

DRC’s exploration program in 2004 is also designed to test several other areas of the Afton Project property, the Pothook and Ajax mineral zones by surface diamond drilling where indicated.  The exploration programs will be paid for out of working capital.

DRC Resources completed 6 diamond drill holes on the Company’s 100% owned Ajax Property, located 10 km east of the Afton Property, Kamloops, B.C.  The purpose of the diamond drill program was to test for sulphide mineralization between the two Ajax open pits and below the previously mined depths.  Drilling intersected a large near surface copper sulphide system with an associated gold credit between and deeper than the previously mined Ajax East and Ajax West pits.  The Ajax Property, consisting of 77 mineral claims, covering 4500 acres, is connected by an existing 10 km mine haulage road to the Afton Copper-Gold Property to the west.  (For drill holes location, refer to maps on Company’s website:  www.drcresources.com)

The results of the exploration program represent a significant departure from the shallow surface pits where the copper-gold ore was mined by the previous operator in the early nineteen nineties. The exploration drill program has outlined copper-gold mineralization with an interpreted vertical depth of 300 metres below surface and with an apparent thickness of 400 metres, which is consistent with the zone mined in the two open pits.  Three of the six drill holes were drilled over a strike length of approximately 400 metres.  Three drill holes completed to the northwest of the Ajax East and West pits did not intersect the mineralized zone as the holes were collared too far in the foot wall of the zone.

The Ajax East and West pits have been described as porphyry deposits in geological publications.  The Company is encouraged by the size and depth of the system and intends to continue to explore for a higher grade core.

Significant assay results for three drill holes intersecting the mineral zone over a length of 400 metres and to a depth of 300 metres below surface are as follows:

ASSAY INTERSECTIONS FOR AX-01 @ -55°/121°

Core Length (m)	Depth (m)	Copper (%)	Gold (g/t)
51	75-126	0.232	0.145

121	156-277	0.240	0.169

63	307-370	0.362	0.165

31.2	421-452.2	0.249	0.126

ASSAY INTERSECTIONS FOR AX-02 @ -52°/120°

Core Length (m)	Depth (m)	Copper (%)	Gold (g/t)
194	26-220	0.223	0.141

123	277-400	0.221	0.082

ASSAY INTERSECTION FOR AX-04 @ -55°/120°

Core Length (m)	Depth (m)	Copper (%)	Gold (g/t)
278	27-305	0.233	0.159

Note:  Certain technical reports outlining the above have been filed on SEDAR.  A direct link to SEDAR may be found on the Company’s website: www.drcresources.com.

Summary of Quarterly Information

The selected financial data appearing below for the last completed 8 quarterly periods beginning December 31, 2002 and ending September 30, 2004 are set forth in Canadian dollars and extracted from the audited and interim Consolidated Financial Statements (filed on SEDAR).

DRC’s financial statements are prepared in accordance with generally accepted accounting principles (GAAP) that apply in Canada.  The selected financial data appearing in the first table below is presented in accordance with Canadian GAAP.

The following selected financial data should be read in conjunction with, and is qualified in its entirety by reference to DRC’s audited and interim Consolidated Financial Statements.

The Afton and Ajax exploration programs are the only significant expenditures in progress.  All exploration has been funded by external financing through issue of securities of DRC.  The Company has no current ongoing mining operations.  Income is derived solely from interest on available working capital that is earmarked for expenditure in exploration and development.

Foreign currency fluctuations had a very limited negative effect on DRC other income and expenses.  It should be noted that forecasts of revenues described in the Scoping Study on the Afton project could be negatively impacted by a rising Canadian dollar (or devaluing US dollar), since all such future concentrate product sales would be conducted in US currency, while production costs would be incurred in Canadian dollars.

For purposes of illustrating management explanation and discussion of the Company’s financial condition and results of operations, please refer to the following table of comparative selected quarterly financial information.

Quarter Ending	Sep 30 2004	June 30 2004	Mar 31 2004	Dec 31 2003	Sep 30 2003	June 30 2003	Mar 31 2003	Dec 31 2002
Net Operating Revenue (Loss)	85,525	199,034	171,306	108,482	21,613	(8,747)	(4,615)	114,260
(Loss) Before Taxes	(140,903)	(18,310)	71,505	(415,702)	(70,410)	(141,907)	(103,856)	(368,551)
(Loss) per Share	(0.01)	(0.01)	(0.01)	(0.04)	(0.01)	(0.02)	(0.01)	(0.04)
Net Income(Loss)	(146,126)	(20,442)	62,395	(1,218,371)	(105,943)	(182,930)	(119,800)	(185,907)
(Loss) per Share	(0.01)	(0.01)	(0.01)	(0.13)	(0.01)	(0.02)	(0.01)	(0.02)

Liquidity & Capital Resources

Working Capital at Quarter-end

DRC Resources had working capital of $26,186,696, $3,480,065 and $3,467,864 and no debt at September 30th in, respectively, the years 2004, 2003 and 2002.  Net equity financings of $4,904,120 in 2000, $1,935,515 in 2002 and $22,500,250 in 2003 were the principal sources of working capital.

During the third quarter 2004 interest income, a small oil and gas royalty and foreign exchange gains (loss) provided for approximately 37.71% of the Company’s administrative costs.  In the same period in 2003 and 2002 interest and royalty income provided for, respectively, approximately 14.09% and 22.54% of the Company’s administrative costs.

In 2000 DRC Resources’ working capital increased significantly due to funding provided by a $5 million Special Warrants Private Placement Offering, which put the Company in a position to make a commitment to a large exploration program on its Afton Copper-Gold Project.  In 2002 a $2.1 million private placement of flow-through shares was added to exploration funding and in 2003 a $24.15 million private place of common shares significantly increased the working capital.

Interest income on its working capital combined with a favourable exploration cost experience on the Afton Copper-Gold Project leave DRC with working capital adequate to meet its administrative costs and property maintenance programs through the year 2005.  DRC’s working capital is sufficient to meet all its present requirements as an exploration company.  In order to be in a position to move to the development stage of its Afton Copper-Gold Project, DRC realized that it would be expected to raise as much as 10% of the expected capital requirement of about $140 million, in order to attract an institutional lender or mine financing partner, such as a smelter, to the project.  The $24.15 million financing in November 2003 achieved this objective, with the result that the Company is now engaged in discussions concerning project financing, project participation and concentrate sales arrangements with a number of mining companies, international smelters and financial institutions that have expressed an interest in the Afton Copper-Gold Project.

Contractual Obligation for Acquisition of the Afton Copper-Gold Property

By Option to Purchase Agreement (“the Option”) dated September 22, 1999, DRC Resources acquired the exclusive right for 90 days to purchase a 100% undivided working interest in the Afton 1 – 11, incl. mineral claims, Record Nos. 372023 – 372026 incl. and 372641 – 372647 incl. (the “Original Claims”) as to 50% from Westridge Enterprises Ltd., a non-reporting British Columbia company wholly owned by John H. Kruzick, a director, the President and CEO of the Company at that time, and as to 50% from Indo-Gold Development Ltd., a non-reporting British Columbia company owned by John Ball, a geologist.  The Option provided for consideration to be a 10% Net Profit Royalty to and a property management agreement with the optionors, with exercise to be by carrying out exploration work and paying Common Shares of DRC Resources as follows:

Due Date(1)	Option Payment	Status	Exploration ($)	Status
On regulatory approval	1,000,000 Shares	Paid
Year 1 (2000)	-		400,000	Performed
Year 2 (2001)	200,000 Shares	Paid	600,000	Performed

Year 3 (2002)	200,000 Shares	Paid	1,000,000	Performed
Year 4 (2003)	200,000 Shares	Paid	1,000,000	Performed
Year 5 (2004)	200,000 Shares		1,000,000	Performed
Year 6 (2005)	200,000 Shares		1,000,000	Performed
Year 7 (2006)			500,000
Year 8 (2007)			500,000
Year 9 (2008)			500,000
TOTALS	2,000,000 Shares		6,500,000

Note: (1)

The initial option payment was due and paid following acceptance of the filing of the Formal Option by the then governing regulatory body, the Canadian Venture Exchange.  Subsequent option payments are due to be paid in full on or before the anniversary of the Due Date on November 10th in all future years unless otherwise agreed upon by both parties.

Contractual Obligation for the Development of the Afton Copper-Gold Project

The Company entered into a consulting services agreement with Mr. Michael W.P. Hibbitts, Vice President of Exploration and Development on March 22, 2004.  The terms of the contract are as follows:

  Term:  Month to Month.

  Cash compensation: a base retainer fee $11,000 per month served.

  Stock Options:  He was granted options to purchase 100,000 common share at an exercise price of $6.50 in accordance with DRC Resources’ Stock Option Plan.

  Expenses:  He will be reimbursed all reasonable out-of-pocket expenses incurred by him in carrying out his duties

  Bonus:  He will be paid a cash payment of $18,000 upon performing the services and completing the feasibility study on the Afton Project according to the agreed timeline.

  Transportation:  He will be provided with a truck for use on and in connection with the Afton Project

Other than relatively nominal property maintenance costs on projects does not have any other commitments for material expenditures in either the near or long term.

The Company’s source of liquidity is its cash and cash equivalents.  However, this is supplemented by interest earned and these sources of cash are considered sufficient to meet near-term financial requirements.

Off-Balance Sheet Arrangements

The Company has service contracts with two persons who are directors and/or members of administrative, supervisory or management bodies.

Since founding DRC Resources, John H. Kruzick has provided the Company’s direction and management as a consultant through a private company, Westridge Enterprises Ltd., controlled by him and paid on a per diem services basis with reimbursed for out-of-pocket expenses.  By Services Agreement made and approved April 23, 2003 and amended October 13, 2004 by the Board of Directors, John H. Kruzick’s engagement as

Chairman of the Board was formalized on a retainer basis on the following terms and conditions:

  Term:  Five years commencing April 2003 through March 2007.

  Cash compensation: He was paid a base retainer fee $500 per day served during year 2003 (beginning in April, 2003). The base retainer fee is to be increased annually as deemed appropriate for services performed subject to approval by a majority of the board of directors.

  Director’s Fees:  As member of the Board of Directors he is to be entitled to any approved directors’ fees.

  Retainer during Illness:  He will be paid the per diem fee on the basis of 20 days per month for up to six months from the date when any illness renders him unable to fulfill his duties.

  Benefits During Illness:  he will receive benefits other than contract fees for up to 2 years after any illness renders him unable to fulfill his duties.

  Stock Options:  He may be granted options to purchase its stock in accordance with DRC Resources’ Stock Option Plan.

  Expenses:  He will be reimbursed all reasonable out-of-pocket expenses incurred by him in carrying out his duties.

  Termination:  The Board of Directors may terminate Kruzick’s employment at any time, with or without cause.

  Termination by Company Without Cause:  If his services are terminated without cause, Mr. Kruzick will receive accrued service fees and a lump sum payment equal to the average monthly fee paid for the previous year times the number years he has been with the Company.

  Termination Without Cause by Kruzick:  If Mr. Kruzick terminates his employment without cause prior to the expiration of the Agreement, he will be paid all accrued, but unpaid fees and expenses.

  Termination With Cause by DRC Resources:  If Mr. Kruzick’s employment is terminated by DRC Resources for cause, other than moral turpitude or dishonesty on Kruzick’s part, prior to the expiration of this Agreement, he will be paid a lump sum severance payment equal to the compensation of one month of service fees for each year of past contract services rendered (based on the average monthly fee paid for the previous year), together with any accrued, but unpaid expenses

  Reporting:  Mr. Kruzick is to be a permanent member and chairman of the Executive Committee, report to the Board of Directors at regular quarterly Board meetings and at the annual general meeting of DRC Resources and otherwise be accountable to the Board of Directors.

Since May 12, 1981, Sharon L. Ross has provided the Company with secretarial and office administrative services as a consultant through a private company, Allshare Holdings Ltd., controlled by her and paid on a per diem services basis with reimbursed for out-of-pocket expenses.  By Services Agreement made and approved April 23, 2003 by the Board of Directors, Sharon L. Ross’ engagement as Corporate Secretary to perform the duties customary to that position was formalized on the following terms and conditions:

  Term:  Five years commencing April 2003 through March 2007.

  Cash compensation: She was paid a base fee of $35 per hour served during year 2003 (beginning in April, 2003), The base fee is to be increased annually as deemed appropriate for services performed subject to approval by a majority of the board of directors.

  Director’s Fees: As member of the Board of Directors she is to be entitled to any approved directors’ fees.

  Retainer during Illness:  Mrs. Ross will be paid the per diem fee on the basis of 128 hours per month for up to six months from the date when any illness renders her unable to fulfill her duties.

  Benefits During Illness:  She will receive benefits other than contract fees for up to 2 years after any illness renders her unable to fulfill her duties.

  Stock Options:  She may be granted options to purchase its stock in accordance with DRC’s Stock Option Plan.

  Expenses:  She will be reimbursed all reasonable out-of-pocket expenses incurred by her in carrying out her duties.

  Termination:  the Board of Directors may terminate Mrs. Ross’ engagement at any time, with or without cause.

  Termination by Company Without Cause:  If her services are terminated without cause, Mrs. Ross will receive accrued service fees and a lump sum payment equal to the average monthly fee paid for the previous year times the number years she has been with the Company.

  Termination Without Cause by Ross:  If Mrs. Ross terminates her engagement without cause prior to the expiration of the Agreement, she will be paid all accrued, but unpaid fees and expenses.

  Termination With Cause by DRC Resources:  If Mrs. Ross’ engagement is terminated by DRC Resources for cause, other than moral turpitude or dishonesty on her part, prior to the expiration of the Agreement, she will be paid a lump sum severance payment equal to the compensation of one month of service fees for each year of past contract services rendered (based on the average monthly fee paid for the previous year), together with any accrued, but unpaid expenses

  Function and Reporting:  Mrs. Ross reports to the President, is to be a member and act as secretary of the Executive Committee of the Board of Directors, is to consult with the Executive Committee, as required, in respect of extraordinary matters arising in the course of day-to-day business and be accountable to the Board of Directors.

Related Party Transactions

During the quarter ending September 30, 2004, the Company paid $17,731 compared to $15,886 in the same period of 2003, for secretarial and accounting services invoiced by Allshare Holdings Ltd., a private company in which a director has a 50% interest.  During the quarter ending September 30, 2004 the Company paid $39,750 compared to $36,000 in the same period of 2003 for consulting and deferred exploration costs invoiced by Westridge Enterprises Ltd., a private company owned by a director of the Company.  A related person of the President was paid $21,600 for consulting services during the quarter ending September 30, 2004 compared to $15,875 for the same period in 2003.  An officer of the Company was paid $ 35,060 for the quarter ended September 30, 2004 for consulting services for exploration and development of the Company’s mineral projects.

Risks

Mineral exploration is a high risk business and there is no assurance that economic mineral deposits will be found on any of DRC’s mineral interests.  Positive surface indications and drill results are no guarantee that an economic mineral deposit exists at depth.  Fluctuating mineral commodity prices and exchange rates may adversely affect the economics of a mineral deposit.  Financial markets can sometimes be negative toward junior exploration companies.

Capital

The information below relating to the capital structure of the Company is at October 26, 2004.

Authorized share capital:   40,000,000 common shares without par value

Issued and outstanding:      13,691,766 common shares without par value

Incentive Stock Options Outstanding:

Number of Options	Exercise Price	Expiry Date
50,000	$3.50	December 5, 2004
100,000	$6.50	April 13, 2006
345,000 (Broker’s Compensation Options)	$7.50	November 6, 2005
600,000	$4.60	October 12, 2009
50,000 (Service Compensation Options)	$4.60	October 13, 2006

Subsequent Events

On October 18, 2004, Mr. Christopher J. Bradbrook was appointed President and Chief Executive Officer of the Company to replace Mr. John H. Kruzick who was appointed Chairman of the Board and will remain an integral part of the Company’s management team.  Mr. Bradbrook brings a wealth of expertise and experience to DRC Resources, as a result of his more than 25-year career in the mining industry, in which his principal roles have encompassed many aspects of the industry, including: exploration, mine development, corporate development work, financial analysis, investor relations, and marketing.

Additional Information

Additional information on the Company may be found on SEDAR at www.sedar.com or the Company’s website at www.drcresources.com .

 Disclaimer

The information contained herein is prepared by the company and believed to be accurate but has not been independently audited or verified and is provided for informational purposes.  This information is not to be construed as an offer nor as a recommendation to buy or sell securities.  DRC Resources Corporation, its officers and directors assume no responsibility for use of this information in any way whatsoever and do not guarantee its accuracy.

Cautionary Note

It should be noted that some of the statements contained in this presentation are not historical facts but may be forward-looking statements.  Estimates and statements that describe the Company’s future plans, objectives or goals are examples of forward-looking statements and such statements may include words to the effect that the Company or management expects a stated condition or result to occur.  Since forward-looking statement address future events and conditions, by their very nature they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of the Company’s mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals, legislative, environmental and other regulatory, political and competitive developments in areas in which the Company operates.

US Investors Should Note:  The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce.  We may use certain terms in our publications such as “resources”, that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.

DRC RESOURCES CORPORATION
[An Exploration Stage Company]

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004 AND DECEMBER 31, 2003 AND 2002

AUDITORS' REPORT

To the Directors of DRC Resources Corporation

We have audited the consolidated balance sheet of DRC Resources Corporation as at September 30, 2004 and the consolidated statements of operations and deficit, changes in shareholders' equity and cash flows for the nine month period then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2004 and the results of its operations and its cash flows for the period then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at and for the year ended December 31, 2003 were audited by other auditors who expressed an opinion without reservation on those financial statements in their report to the shareholders dated February 20, 2004.

"De Visser Gray"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
October 27, 2004

DRC RESOURCES CORPORATION
[An Exploration Stage Company]
CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2004 AND DECEMBER 31, 2003

	Sept. 30, 2004	Dec. 31, 2003
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$26,085,997	$24,737,161
Marketable security	-	1,500
Accrued interest receivable	154,418	25,741
Amounts receivable - government	39,485	58,832
Prepaid expenses	9,357	20,000
	26,289,257	24,843,234
MINERAL CLAIM INTERESTS - SCHEDULE [Notes 2 and 3]	4,174,493	3,487,296
INVESTMENT PROPERTY [Note 4]	-	110,867
PROPERTY AND EQUIPMENT [Notes 2 and 5]	266,010	28,999
	$30,729,760	$28,470,396
LIABILITIES
CURRENT LIABILITIES
Account payable and accruals	$80,890	$95,940
Capital taxes payable	-	71,445
Current portion of finance contract payable [Note 6]	22,671	-
	103,561	167,385
FINANCE CONTRACT PAYABLE [Note 6]	35,896	-
FUTURE INCOME TAXES [Note 7[c]]	892,880	875,935
	1,032,337	1,043,320
SHAREHOLDERS' EQUITY
SHARE CAPITAL [Note 8]	32,773,361	30,398,361
DEFICIT	(3,075,938)	(2,971,285)
	29,697,423	27,427,076
	$30,729,760	$28,470,396

COMMITMENTS [Note 13]
SUBSEQUENT EVENTS [Note 16]

APPROVED BY THE BOARD:

"John Kruzick"

Director

"Ian Beardmore"

Chief Financial Officer

See accompanying notes.

DRC RESOURCES CORPORATION
[An Exploration Stage Company]
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
NINE MONTHS ENDED SEPTEMBER 30, 2004 AND YEARS ENDED DECEMBER 31, 2003 AND 2002

	Nine Months Ended Sept. 30, 2004	Year Ended Dec. 31, 2003	Year Ended Dec. 31, 2002
INCOME
Interest income	$413,978	$181,698	$116,676
Oil and gas royalties	762	1,713	1,743
Gain on sale of marketable security	8,290	-	-
Gain on sale of investment property	32,801	-	-
Foreign exchange gain [loss]	304	(74,929)	(4,159)
	456,135	108,482	114,260
EXPENSES
Bank charges	350	572	437
B.C. capital tax	-	30,945	-
Consulting and management fees	169,850	118,155	85,641
Amortization	28,524	12,536	12,068
Financing and sponsorship	-	-	52,000
Insurance	12,000	14,000	11,503
Office, secretarial services and stationary	98,992	83,163	81,886
Professional fees	75,537	109,007	57,644
Regulatory and filing fees	41,613	66,871	52,855
Rent	28,898	22,103	19,861
Telephone	3,945	4,541	4,826
Transfer agent	7,695	9,031	7,379
Travel and promotion	76,439	53,259	88,462
Write-off of mineral claim interests	-	1	5,999
Write-down of marketable security	-	-	2,250
	543,843	524,184	482,811
LOSS FOR THE PERIOD BEFORE INCOME TAXES	(87,708)	(415,702)	(368,551)
FUTURE INCOME TAXES [Note 7]	(16,945)	(802,669)	182,644
LOSS FOR THE PERIOD	(104,653)	(1,218,371)	(185,907)
DEFICIT, BEGINNING OF PERIOD	(2,971,285)	(1,752,914)	(1,567,007)
DEFICIT, END OF PERIOD	$(3,075,938)	$(2,971,285)	$(1,752,914)
WEIGHTED AVERAGE NUMBER OF SHARES ISSUED	13,356,110	9,746,722	8,828,466
LOSS PER SHARE	$(0.01)	$(0.13)	$(0.02)

 See accompanying notes.

DRC RESOURCES CORPORATION
[An Exploration Stage Company]
CONSOLIDATED STATEMENTS OF CASH FLOWS
NINE MONTHS ENDED SEPTEMBER 30, 2004 AND YEARS ENDED DECEMBER 31, 2003 AND 2002

	Nine Months Ended Sept. 30, 2004	Year Ended Dec. 31, 2003	Year Ended Dec. 31, 2002
CASH PROVIDED BY [USED FOR]:
OPERATING ACTIVITIES
Loss for the period	$(104,653)	$(1,218,371)	$(185,907)
Items not requiring cash:
Amortization	28,524	12,536	12,068
Gain on sale of marketable security	(8,290)	-	-
Gain on sale of investment property	(32,801)	-	-
Write-off of mineral claim interests	-	1	5,999
Write-down of marketable security	-	-	2,250
Future income taxes	16,945	762,169	(182,644)
	(100,275)	(443,665)	(348,234)
Net change in non-cash working capital items	(185,182)	191,095	407,102
Cash [Used For] Provided By Operating Activities	(285,457)	(252,570)	58,868
INVESTING ACTIVITIES
Proceeds on sale of marketable security	9,790	-	-
Proceeds on sale of investment property	143,668	-	-
Payments for mineral claim interest exploration costs	(687,197)	(1,742,663)	(1,173,040)
Acquisition of property and equipment	(206,968)	-	(39,236)
Cash Used For Investing Activities	(740,707)	(1,742,663)	(1,212,276)
FINANCING ACTIVITIES
Share capital issued for cash, net of issue costs	2,375,000	22,860,250	1,209,432
Cash Provided By Financing Activities	2,375,000	22,860,250	1,209,432
INCREASE IN CASH AND CASH EQUIVALENTS	1,348,836	20,865,017	56,024
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	24,737,161	3,872,144	3,816,120
CASH AND CASH EQUIVALENTS, END OF PERIOD	$26,085,997	$24,737,161	$3,872,144
CASH AND CASH EQUIVALENTS COMPRISES:
Cash	$92,764	$27,760	$65,781
Term deposits and shot-term discount notes	25,993,233	24,709,401	3,806,363
	$26,085,997	$24,737,161	$3,872,144

See accompanying notes.

DRC RESOURCES CORPORATION
[An Exploration Stage Company]
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock		Deficit	Total Shareholders' Equity
	Shares	Amount
Balance as at December 31, 2001	8,283,766	$7,133,578	$(1,567,007)	$5,566,571
Issued by private placement for cash	700,000	2,100,000	-	2,100,000
Repurchase for cancellation	(252,000)	(726,083)	-	(726,083)
Share issue costs	-	(164,485)	-	(164,485)
Tax effect on flow-through shares/ special warrants	-	(376,207)	-	(376,207)
For mineral claim interests	400,000	120,000	-	120,000
Loss for the year	-	-	(185,907)	(185,907)
Balance as at December 31, 2002	9,131,766	8,086,803	(1,752,914)	6,333,889
Issued for cash
Exercise of stock options	50,000	150,000	-	150,000
Broker warrants	70,000	210,000	-	210,000
Issued by private placement for cash	3,450,000	24,150,000	-	24,150,000
Share issue costs	-	(1,649,750)	-	(1,649,750)
Tax effect on flow-through shares/ special warrants	-	(608,692)	-	(608,692)
For mineral claim interests	200,000	60,000	-	60,000
Loss for the year	-	-	(1,218,371)	(1,218,371)
Balance as at December 30, 2003	12,901,766	30,398,361	(2,971,285)	27,427,076
Issued for cash
Exercise of stock options	790,000	2,375,000	-	2,375,000
Loss for the period	-	-	(104,653)	(104,653)
Balance as at September 30, 2004	13,691,766	$32,773,361	$(3,075,938)	$29,697,423

See accompanying notes.

DRC RESOURCES CORPORATION
[An Exploration Stage Company]
SCHEDULE OF MINERAL CLAIM INTERESTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND YEAR ENDED DECEMBER 31, 2003

	Sept. 30, 2004	Dec. 31 2003
Acquisition Costs
Kamloops "Afton" Claims	$481,734	$481,734
Kamloops "Ajax-Python" Claims	48,732	48,732
Timmins, Ontario Claims	1	1
Balance, End Of Period	530,467	530,467

Deferred Exploration Costs

	Afton Claims	Ajax-Python Claims	Sept. 30, 2004	Dec. 31 2003
Balance, Beginning Of Period	$2,897,533	$59,296	$2,956,829	$1,822,859
Assays and testing	1,147	10,769	11,916	77,018
Drilling	65,070	121,930	187,000	984,845
Engineering	168,838	19,950	188,788	437,603
Geological consulting	142,849	25,195	168,044	158,050
Labour	39,763	5,981	45,744	32,542
Supplies and equipment	38,679	2,846	41,525	5,500
Travel and accommodation	22,534	3,528	26,062	36,111
Staking and filing fees	143	4,701	4,844	611
Miscellaneous	7,694	5,580	13,274	5,994
Grant recoveries [Note 2[e]]	-	-	-	4,388
Tax effect of flow through shares	-	-	-	(608,692)
	486,717	200,480	687,197	1,133,970

Balance, End Of Period	$3,384,250	$259,776	$3,644,026	$2,956,829
Mineral Claim Interests			$4,174,493	$3,487,296

See accompanying notes.

DRC RESOURCES CORPORATION
[An Exploration Stage Company]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004

1

NATURE OF BUSINESS

DRC Resources Corporation is a public company incorporated under the Company Act (British Columbia). The common shares of the Company are traded on the Toronto Stock Exchange ("TSX").

The Company is in the process of exploring its mineral claim interests to determine whether the properties contain ore reserves that are economically recoverable.

The continued operations of the Company and the recoverability of the amounts shown as mineral claim interests are dependent upon the existence of recoverable reserves, the ability of the Company to obtain financing to complete the developments, and upon future profitable production or proceeds from disposition of its mineral claim interests.

Although the Company has taken steps to verify title to mineral claim interests in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2

SIGNIFICANT ACCOUNTING POLICIES

a]

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Dynamic Resources Corporation, Inc. All significant inter-company transactions and balances have been eliminated on consolidation.

b]

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing securities with maturities at purchase dates of five months or less.

c]

Mineral Claim Interests

The Company records its mineral claim interests at cost. Exploration expenditures relating to mineral claim interests that have economically recoverable reserves or significant mineralization, which in the view of management justify additional exploration and are deferred until such time as the mineral claim interest to which they relate is brought into production, or is sold, allowed to lapse or abandoned. The costs will be amortized on a unit of production basis following commencement of production or written off to operations if the mineral claim interest is abandoned. Mineral option payments are recorded when received and are charged against the related mineral claim interest cost. General exploration, overhead and administration costs are expensed in the year they are incurred.

The Company reviews capitalized costs on its mineral claim interests on a periodic, or annual, basis and will recognize an impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the mineral claim interests or from the sale of the mineral claim interests. Management's assessment of the mineral claim interest's estimated current fair market value may also be based upon a review of other mineral claim interest transactions that have occurred in the same geographic area as that of the mineral claim interest under review.

DRC RESOURCES CORPORATION
[An Exploration Stage Company]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004

2

SIGNIFICANT ACCOUNTING POLICIES [CONT'D]

c]

Mineral Claim Interests [Cont'd]

The Company has accounted for its mineral interests as tangible assets under the Canadian GAAP CICA Accounting Standards 3061. The standard states that "mining interests are items of property, plant and equipment represented by the capitalized costs of acquired mineral rights and the costs associated with exploration for and development of mineral reserves."

Upon the issuance of CICA Accounting Standards 3062 for goodwill and other intangible assets the Company's management concluded that the definition given of an intangible asset ["an asset, other than a financial asset, that lacks physical substance". (3062.05(c))] does not apply to its mineral claim interests and therefore is not applicable to the Company.

Under the Canadian GAAP Accounting Standards CICA 3061, the amortization of the asset would be over its useful life once the asset is in production. Under the Canadian GAAP Accounting Standard CICA 3062 a recognized intangible asset should be amortized over its useful life. Under each of these standards the amortization process would be the same in respect to the Company's mineral interests.

d]

Property and Equipment

Property and equipment are stated at cost less accumulated amortization. Amortization is calculated using the straight-line method at a rate of 5% per annum for building, 20% per annum for transportation vehicles and 20% per annum for office and computer equipment.

e]

Grant Recoveries

Grant recoveries represent British Columbia Mining Exploration Tax Credit claim refunds of 20% of eligible Canadian exploration expenditures. These grants are for qualifying exploration expenditures at a grassroots level for mineral claim interests in the Province of B.C.

f]

Loss Per Share

Basic loss per common share is computed by dividing the loss by the weighted average number of common shares outstanding during the year. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options, warrants and other dilutive instruments. No dilutive loss per share has been presented as the effect would be antidilutive.

g]

Use of Estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and accompanying notes. Significant areas of estimate relate to mineral claim interests and related deferred exploration costs, future site restoration costs, and the future income tax asset valuation allowance. Actual results could differ from those estimates. By their nature, these estimates are subject to measurement uncertainty, and the impact on the consolidated financial statements of future changes in such estimates could be material.

DRC RESOURCES CORPORATION
[An Exploration Stage Company]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004

2

SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

h]

Income Taxes

The Company recognizes and measures, as assets and liabilities, income taxes currently payable or recoverable as well as future taxes which will arise from the realization of assets or settlement of liabilities at their carrying amounts, which differ from their tax bases. Future tomeax assets and liabilities are measured using substantially enacted or enacted tax rates expected to apply to taxable inc in the years in which such temporary differences are expected to be recovered or settled. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not likely.

i]

Foreign Currency Translation

The Company's foreign operation is considered fully integrated with the Company and is translated into Canadian dollars using the weighted average rates for the period for items included in the statement of operations and deficit, except for amortization which is translated at historical rates, the rate prevailing at the balance sheet date for monetary assets and liabilities, and historical rates for all other items. Exchange gains or losses on translation are included in the current year's operations.

j]

Adoption of New Accounting Standards

Share capital includes flow-through shares issued pursuant to certain provisions of the Income Tax Act of Canada ("the Act"). The Act provides that, where the share issuance proceeds are used for exploration and development expenditures, the related income tax deductions may be renounced to subscribers. Accordingly, these expenditures provide no tax deduction to the Company.

The Company reduces share capital and deferred exploration costs by the estimated amount of the related future tax liability arising when the capital expenditures are incurred.

k]

Stock-based Compensation

The Company records compensation expense associated with stock options granted using a fair value method and records the expense as the options vest with the recipients. The adoption of this accounting policy has been applied prospectively to all stock options granted subsequent to January 1, 2003. During 2002, the Company followed the policy of disclosing on a pro-forma basis the effect of accounting for stock options granted to employees and directors on a fair value basis. Any consideration paid by the option holders to purchase shares is credited to share capital.

There were no stock options granted to directors, officers, employees or consultants during 2003 or during the 2004 interim period. [See Note 8[c]]

3

MINERAL CLAIM INTERESTS

  Kamloops, B.C. "Afton" Mineral Interest

The Company entered into an option agreement dated September 22, 1999 to acquire the Afton Mineral Claims Group, located in the Kamloops Mining Division of B.C. Consideration is the issuance of 2,000,000 common shares of the Company in stages, with 1,000,000 shares issuable on the effective date of shareholders' approval of the agreement, and 200,000 shares annually for the next five years thereafter. The Company also agreed to complete an aggregate work commitment of $6,500,000 over nine years and the vendor retains a 10% net profit royalty in the property. The Company can purchase back the 10% net profit royalty interest on or before December 1, 2010 for $2,000,000.

DRC RESOURCES CORPORATION
[An Exploration Stage Company]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004

3

MINERAL CLAIM INTERESTS [CONT'D]

On July 19, 2000, 1,000,000 common shares of the Company were issued in accordance with the agreement. During the quarter ending March 31, 2002, the Company issued 200,000 common shares in accordance with the agreement for year two and in the quarter ending December 31, 2002, the Company issued 200,000 common shares in accordance with the agreement for year three. During the quarter ending December 31, 2003, the Company issued 200,000 common shares in accordance with the agreement for year four. The cost per share issued pursuant to the terms of the agreement was $0.30, for a total acquisition cost to the Company of $60,000. Claim work completed has extended the claims in good standing until March 8, 2011.

The President of the Company has a one-half interest in the option agreement above as one of the optionors. (See Notes 9 and 13)

  Kamloops, B.C., "Ajax" Mineral Interest

The Company owns a 100% interest in the Ajax - Python Claim Group, subject to a 2% net smelter royalty, consisting of 62 mineral claims and 5 crown grants in the Kamloops Mining Division of B.C. The cost of the claims acquired was 100,000 common shares of the Company at a market value of $0.50 per share. Claim work completed has extended the claims in good standing until September 26, 2011.

  Timmins, Ontario, Mineral Interest

The Company has a 100% interest in 11 units (440 acres) located in the Porcupine Mining Division of Ontario. The mineral claims are in good standing until October 14, 2006.

4

INVESTMENT PROPERTY

During the second quarter ending June 30, 2004, the Company sold its 25% interest in approximately 358 acres of land located in Texas, U.S.A., for cash proceeds of $143,646 ($107,698 U.S.), resulting in a gain of $32,801.

5

PROPERTY AND EQUIPMENT

	Cost	Accumulated Amortization	Net Book Value
			Sept. 30, 2004	Dec. 31, 2003
Land	$56,900	$-	$56,900	$-
Building	104,700	3,926	100,774	-
Transportation vehicles	*93,607	25,916	67,691	17,814
Office and computer equipment	73,009	32,364	40,645	11,185
	$328,216	$62,206	$266,010	$28,999

*inclusive of a leased vehicle acquired in 2004 at an original cost of $68,013. Refer also to note 6.

DRC RESOURCES CORPORATION
[An Exploration Stage Company]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004

6

FINANCE CONTRACT PAYABLE

	Sept. 30, 2004	Dec. 31, 2003
GMAC, 0%, repayable in monthly installments of $1,889, matures April 30, 2007	$58,567	$-
Less: current portion due within one year	(22,671)	-
	$35,896	$-

7

INCOME TAXES

a]

Profit [loss] before income taxes are as follows:

	Nine Months Ended Sept. 30, 2004	Year Ended Dec. 31, 2003	Year Ended Dec. 31, 2002
Canada	$(117,519)	$(415,736)	$(368,353)
U.S.A.	29,811	34	(198)
TOTAL	$(87,708)	$(415,702)	$(368,551)

b]

The provision for income taxes consist of the following:

	Nine Months Ended Sept. 30, 2004	Year Ended Dec. 31, 2003	Year Ended Dec. 31, 2002
Future
Canada	$16,945	$762,169	$(182,644)
U.S.A.	-	-	-
Large Corporations Tax
Canada	-	40,500	-
U.S.A.	-	-	-
TOTAL INCOME TAX EXPENSE [RECOVERY]	$16,945	$802,669	$(182,644)

c]

Temporary differences that give rise to future income taxes are as follows:

	Sept. 30, 2004	Dec. 31, 2003
Long-term future tax liability
Mineral Claim Interests	$893,825	$886,423
Equipment	(945)	(10,488)
TOTAL LONG-TERM FUTURE INCOME TAX LIABILITY	$892,880	$875,935

d]

Temporary differences that could give rise to future income tax assets:

	Sept. 30, 2004	Dec. 31, 2003
Long-Term Future Income Tax Assets
Loss carry forwards	$792,258	$646,062
Share issue costs	447,913	612,791
Total Long-Term Future Income Tax Assets	1,240,171	1,258,853
Less Valuation Allowance	(1,240,171)	(1,258,853)
NET LONG-TERM FUTURE INCOME TAX ASSETS	$-	$-

DRC RESOURCES CORPORATION
[An Exploration Stage Company]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004

7

INCOME TAXES [CONT'D]

e]

Subject to confirmation by the income tax authorities, the Company has the following undeducted tax pools:

	Sept. 30, 2004	Dec. 31, 2003
Canadian Exploration Expenses	$1,207,081	$539,559
Canadian Development Expenses	$591,480	$591,480
Undepreciated Capital Costs	$211,623	$56,879
Share Issue Costs	$1,190,625	$1,546,671
Non-Capital Losses, expiring at various dates to 2011	$2,105,950	$1,717,336

8

SHARE CAPITAL

a]

Authorized

40,000,000 common shares without par value

b]

Issued

	Number Of Shares	Amount
Balance, December 31, 2002	9,131,766	$8,086,803

Issued for cash
Private placement, net of share issue costs	3,450,000	22,500,250

Issued for cash
Exercise of brokers warrants	70,000	210,000
Exercise of stock options	50,000	150,000

Issued for mineral claim interests	200,000	60,000

Tax effect of flow-through shares/special warrants	-	(608,692)
Balance, December 31, 2003	12,901,766	30,398,361

Issued for cash
Exercise of stock options	790,000	2,375,000
Balance, September 30, 2004	13,691,766	$32,773,361

  Year 2004

During the period ended September 30, 2004, the Company issued 690,000 shares upon the exercise of stock options at $3.00 per share. Cash proceeds of $2,070,000 were received by the Company.

During the period ended September 30, 2004, the Company issued $100,000 shares upon the exercise of stock options at $3.05 per share. Cash proceeds of $305,000 were received by the Company.

  Year 2003

On November 6, 2003 the Company completed a private placement financing with a syndicate of underwriters. The Company realized gross proceeds of $24,150,000 (net - $22,500,250) on the issuance of 3,450,000 common shares, which included 450,000 underwriter options exercised, all at a price of $7.00 per share. The Company paid a commission of $1,569,750 and incurred fees of $80,000.

DRC RESOURCES CORPORATION
[An Exploration Stage Company]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004

8

SHARE CAPITAL [CONT'D]

b]

Issued [Cont'd]

During the year the Company issued 50,000 shares upon the exercise of stock options at $3.00 per share. Cash proceeds of $150,000 were received by the Company.

During the year the Company issued 70,000 shares upon the exercise of broker warrants at $3.00 per share. Cash proceeds of $210,000 were received by the Company.

During the last quarter ending December 31, 2003, 200,000 shares were issued at a price of $0.30 per share for the 2003 year option payments in accordance with the Afton mineral claim option agreement.

c]

Stock Options

The Company presently has 150,000 stock options outstanding. Of these 50,000 stock options were granted prior to the implementation of the new stock option plan approved by the regulatory authorities in the year 2003. The new plan allows the Company to grant up to a total of 1,000,000 stock options. The 50,000 existing stock options outstanding do not form part of the new plan and will cease upon being exercised or upon expiry. All future stock options granted must be under the new stock option plan. The term of the stock options granted are fixed by the board of directors and are not to exceed ten years. The exercise prices of the stock options are determined by the board of directors but shall not be less than the closing price of the Company's common shares on the day preceding the day on which the directors grant the stock option, less any discount permitted by the TSX. The stock options vest immediately on the date of grant unless otherwise required by the exchange, however, a four month hold period applies to all shares issued under each stock option, commencing on the date of grant.

Other terms and conditions are as follows: all stock options are non-transferable; no more than a 5% of the issued shares may be granted to any one individual in any 12 month period; disinterested shareholder approval must be obtained for [i] any reduction in the exercise price of an outstanding option, if the holder is an insider, [ii] any grant of stock options to insiders, within a 12 month period, exceeding 5% of the Company's issued shares; and stock options will be reclassified in the event of any consolidation, subdivision, conversion or exchange of the Company's common shares.

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life [Years]
Balance, December 31, 2002	890,000	$3.04	1.95
Exercised	(50,000)	$3.00
Balance, December 31, 2003	840,000	$3.03	0.90
Granted	100,000	$6.50
Exercised	(690,000)	$3.00
Exercised	(100,000)	$3.05
Balance, September 30, 2004	150,000	$5.50	1.65

DRC RESOURCES CORPORATION
[An Exploration Stage Company]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004

8

SHARE CAPITAL [CONT'D]

c]

Stock Options [Cont'd]

The expiry dates of the options are:

December 5, 2004	50,000	options @ $3.50
April 13, 2006	100,000	options @ $6.50

On April 13, 2004, the Company granted the Vice President of Exploration and Development the option to purchase 100,000 common shares at an exercise price of $6.50 per share in accordance with the Company's Stock Option Plan. The options are subject to certain conditions before they can be exercised and expire on April 13, 2006.

On September 18, 2002, 100,000 options @ $3.05 per share were granted for ongoing financial consulting services to a person related to the President. During the nine months ended September 30, 2004, all 100,000 options were exercised.

d]

Underwriter Compensation Options

As at September 30, 2004, there are 345,000 non-assignable compensation options outstanding and exercisable entitling the syndicate of underwriters to purchase 345,000 shares of the Company at an exercise price of $7.50 per share expiring on November 6, 2005. [See Note 8[b]]

9

RELATED PARTY TRANSACTIONS

	Nine Months Ended Sept. 30, 2004	Year Ended Dec. 31, 2003	Year Ended Dec. 31, 2002
For consulting, administration and exploration costs charged by a private company controlled by the President/Director of the Company	$114,750	$146,375	$112,845

For shares issued in payment on "Afton" mineral claim option agreement to the President/Director of the Company. 100,000 shares were issued during 2003 [cumulative total is 800,000 shares to date.	$-	$30,000	$60,000

For consulting services charged by a related person of the President	$54,600	$63,875	$11,250

For geological consulting services on mineral claim interests charged by an Officer of the Company	$68,060	$-	$-

For secretarial and administrative services charged by a private company which a director has a 50% interest and any director's fees paid.	$53,704	$59,362	$41,405

DRC RESOURCES CORPORATION
[An Exploration Stage Company]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004

10

SUPPLEMENTARY CASH FLOW INFORMATION

The statement of cash flows reflected the new requirement under Section 1540 of the Canadian Institute of Chartered Accountants Handbook.

The Company conducted non-cash activities as follows:

	Sept. 30, 2004	Dec. 31, 2003	Dec. 31, 2002
Financing Activities
Common shares issued for mineral claim interests	$-	$60,000	$120,000

11

SEGMENTED INFORMATION

The Company's operations consist of mineral exploration in Canada. The other principal assets which are held in Canada consist primarily of cash, term deposits, and corporate notes.

	Sept. 30, 2004	Dec. 31. 2003
CANADA
Current Assets	$26,285,101	$24,833,006
Mineral Claim Interests	4,174,493	3,487,296
Property and Equipment	266,010	28,999
	30,725,604	28,349,301
U.S.A.
Current Assets	4,156	10,228
Investment Property	-	110,867
	4,156	121,095
TOTAL ASSETS	$30,729,760	$28,470,396

12

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, term deposits, corporate notes, amounts receivable, accounts payable and finance contract payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of cash, term deposits, corporate notes, amounts receivable and accounts payable approximate their carrying values due to the relatively short period to maturity of these instruments. At September 30, 2004 the Company had $355,092 in US dollars, comprised of $3,294 in a current account and $351,798 in a bankers acceptance note, due November 15, 2004.

13

COMMITMENTS

The Company entered into an executive services contract with its President on April 23, 2003 to provide services as chief executive officer of the Company for a five year term on a per diem fee basis at $500 per day during 2003. The per diem fee is subject to review on an annual basis at the discretion of the board of directors. This contract has been amended as of October 18, 2004 to provide for services as chair of the Board of Directors. A new chief executive officer and President has been appointed as of that date.

Under the terms of the option agreement to acquire the "Afton" Mineral Property, the Company is required to issue an additional 400,000 shares in 200,000 share instalments over the next two years and, to perform a work commitment of $6,500,000 over nine years. To September 30, 2004 $5,452,254 has been expended.

DRC RESOURCES CORPORATION
[An Exploration Stage Company]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004

13

COMMITMENTS [CONT'D]

495,000 common shares are reserved for issuance for stock options and underwriter compensation options. [See notes 8[c] and 8[d]]

14

ENVIRONMENTAL RISKS

Existing and possible future environmental legislation, regulations and action could give rise to additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Regulatory requirements and environmental standards are subject to constant evaluation and may be significantly increased, which could materially and adversely affect the business of the Company or its ability to develop its mineral claim interests on an economic basis. Before production can commence on any property, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals will be obtained on a timely basis or at all. The cost of compliance with changes in government regulations has the potential to reduce the profitability of operations or preclude entirely the economic development of mineral claim interests.

15

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) which differ in certain material respects from United States generally accepted accounting principles and practices (U.S. GAAP).

[a]

Mineral Claim Interests

Under Canadian GAAP, applicable to junior exploration companies, mineral claim interests acquisitions and exploration expenditures are recorded at cost if the mineral claim interests have economically recoverable reserves or significant mineralization which in the view of management justify additional exploration, as well as any interest and or other related costs incurred to finance these expenditures. (See Note 2(c))

Under U.S. GAAP, the recoverability of capitalized mineral claim interests expenditures are generally considered insupportable until a commercially mineable deposit is determined; therefore, all mineral claim interests expenditures are expensed as incurred.

[b]

Stock Option Compensation

For U.S. GAAP purposes, the Company has elected to continue the guidance set out in Accounting Principle Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employees stock options. Under APB 25, if the exercise price of the Company's employee stock option is below the market value of the underlying share on the date of the grant, APB 25 requires a stock compensation cost to be recognized. For the year ended December 31, 2002, the stock compensation cost was $72,500. For the year ended December 31, 2003 and the nine months ended September 30, 2004 the stock compensation cost was nil.

[c]

Pro Forma Information on Stock-Based Compensation

Under U.S. GAAP, compensation cost must be considered for all stock options granted requiring the Company to utilize both the intrinsic value-based and the fair value based methods of accounting and reporting stock-based compensation. Under Canadian GAAP, effective January 1, 2002, all stock-based awards made to non-employees must be measured and recognized using the fair value based method. The Company has elected to adopt the intrinsic value method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted.

DRC RESOURCES CORPORATION
[An Exploration Stage Company]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004

15

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

[c]

Pro Forma Information on Stock-Based Compensation [Cont'd]

Further, Statement of Financial Accounting Standards No. 123: Accounting for Stock-Based Compensation ("SFAS 123") requires additional disclosure to reflect the results of the Company as if it had elected to follow SFAS 123. SFAS 123 requires a fair value based method of accounting for stock options using the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options and require the input of and are highly sensitive to subjective assumptions including the expected stock price volatility. Stock options granted by the Company have characteristics significantly different from those traded options. In the opinion of management, the existing model does not provide a reliable single measure of the fair value of stock options granted by the Company.

In accordance with SFAS 123, the following is a summary of the changes in the Company's stock options for the following fiscal years:

	Nine Months Ended September 30, 2004		Year Ended December 31, 2003		Year Ended December 31, 2002
	Number Of Shares	Weighted Average Exercise Price	Number Of Shares	Weighted Average Exercise Price	Number Of Shares	Weighted Average Exercise Price
Balance exercisable at beginning of period	840,000	$3.03	890,000	$3.04	518,000		$3.17
Granted	100,000	6.50	-	-	470,000		3.06
Exercised	(790,000)	3.02	(50,000)	3.00	-		-
Expired	-	-	-	-	(33,000)		4.00
Cancelled	-	-	-	-	(65,000)		3.00
Options Price Reduction	-	-	-	-	-	[1]	1.00
Balance exercisable at end of period	150,000	$5.35	840,000	$3.03	890,000		$3.04

[1] Option price amended from $4.00 to $3.00 on 395,000 options

	Nine Months Ended September 30, 2004		Year Ended December 31, 2003		Year Ended December 31, 2002
	Number Of Shares	Weighted Average Exercise Price	Number Of Shares	Weighted Average Exercise Price	Number Of Shares	Weighted Average Exercise Price
Weighted-average fair value of options granted during the period	100,000	$6.50	NIL	$0.00	470,000	$3.06

The stock options issued in the 2004 fiscal period have not yet vested. For the 2002 fiscal year, the weighted-average fair values for stock options were estimated at the date of grant or amendment using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 2.8% volatility factor of the expected market price of the Company's common stock of 56%; option lives of two years; and no expected dividends.

DRC RESOURCES CORPORATION
[An Exploration Stage Company]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004

15

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

[c]

Pro Forma Information on Stock-Based Compensation [Cont'd]

The following is a summary of the Company's net loss and basic and diluted loss per share as reported and pro forma as if the fair value based method of accounting defined in SFAS 123 had been applied for the following fiscal periods:

	Nine Months Ended September 30, 2004		Year Ended December 31, 2003		Year Ended December 31, 2002
	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma
Net loss for the period	$(104,653)	$(104,653)	$(1,218,371)	$(1,218,371)	$(185,907)	$(301,188)
Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.13)	$(0.13)	$(0.02)	$(0.03)

[d]

Application of U.S. GAAP to Financial Statements

The impact of the application of U.S. GAAP to the Company's financial statements are summarized as follows:

BALANCE SHEETS

	Sept. 30, 2004	Dec. 31, 2003	Dec. 31, 2002
Assets
Mineral claim interests under Canadian GAAP	$4,174,493	$3,487,296	$2,293,327
Add back write-off of mineral claim interests under Canadian GAAP	-	1	5,999
Mineral claim interests expenditures expensed under U.S. GAAP	(687,197)	(1,193,970)	(806,322)
Cumulative historical adjustments	(3,487,296)	(2,293,327)	(1,493,004)
Mineral claim interests under U.S. GAAP	-	-	-
Total Assets Under U.S. GAAP	$26,555,267	$24,983,100	$4,199,498
Shareholders' Equity
Deficit under Canadian GAAP	$(3,075,938)	$(2,971,285)	$(1,752,914)
Deduct net loss under Canadian GAAP	104,653	1,218,371	185,907
Add net loss under U.S. GAAP	(791,850)	(2,412,340)	(1,064,130)
Cumulative historical adjustments	(3,487,296)	(2,293,327)	(1,493,004)
Deficit under U.S. GAAP	(7,250,431)	(6,458,581)	(4,124,141)
Total Shareholders' Equity Under U.S. GAAP	$25,522,930	$23,939,780	$3,962,662

DRC RESOURCES CORPORATION
[An Exploration Stage Company]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004

15

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES [CONT'D]

[d]

Application of U.S. GAAP to Financial Statements [Cont'd]

STATEMENTS OF OPERATIONS

	Nine Months Ended Sept. 30, 2004	Year Ended Dec. 31, 2003	Year Ended Dec. 31, 2002
Loss for the period under Canadian GAAP	$(104,653)	$(1,218,371)	$(185,907)
Add back write-off of mineral claim interests under Canadian GAAP	-	1	5,999
Mineral claim interests expenditures expensed under U.S. GAAP	(687,197)	(1,193,970)	(806,322)
Stock option compensation 16[b]	-	-	(72,500)
Loss for the period under U.S. GAAP	$(791,850)	$(2,412,340)	$(1,064,130)

STATEMENTS OF CASH FLOWS

	Nine Months Ended Sept. 30, 2004	Year Ended Dec. 31, 2003	Year Ended Dec. 31, 2002
Operating Activities
Loss for the period under U.S. GAAP	$(791,850)	$(2,412,340)	$(1,064,130)
Non-cash issue of shares for mineral claim interests	-	60,000	120,000
Non-cash stock compensation costs	-	-	72,500
Other components of operating activities which are similar under Canadian and U.S. GAAP	(180,804)	965,801	244,775
Net cash used for operating activities under U. S. GAAP	$(972,654)	$(1,386,539)	$(626,855)

[e]

Loss Per Share

Under U.S. GAAP, the presentation of both basic and diluted earnings per share ("EPS") is required for all entities with complex capital structures including a reconciliation of each numerator and denominator. Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding in the year. Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common shares and is computed similarly to fully diluted EPS pursuant to previous accounting pronouncements. These requirements under U.S. GAAP apply equally to loss per share presentations.

DRC RESOURCES CORPORATION
[An Exploration Stage Company]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004

15

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES [CONT'D]

[e]

Loss Per Share [Cont'd]

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations:

	Nine Months Ended Sept. 30, 2004	Year Ended Dec. 31, 2003	Year Ended Dec. 31, 2002
Numerator, net loss for the year under U.S. GAAP	$(791,850)	$(2,412,340)	$(1,064,130)
Denominator:
Weighted-average number of shares under Canadian GAAP	13,356,110	9,746,722	8,704,716
Weighted-average number of shares under U.S. GAAP	13,356,110	9,746,722	8,704,716
Basic and diluted loss per share under U.S. GAAP	$0.06	$0.25	$0.12

Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be antidilutive.

[f]

Flow-Through Shares

Under U.S. GAAP, a liability is recognized on the sale of flow-through shares for the premium obtained by the Company, if any, of the sale price per share over the market value at the time of issuance. Under Canadian GAAP, no such premium is recognized. Upon renunciation of the flow-through share proceeds to investors, the liability under U.S. GAAP is reversed and the Company recognizes a deferred tax benefit for this amount. The Company follows the policy or renouncing fully to investors the proceeds of all flow-through financings received during the year, whether the underlying exploration expenditures have been incurred or not, as at its fiscal year end, which coincides with the personal taxation year of individuals in Canada. Accordingly, the Company under a pro-forma application of U.S. GAAP would have recognized no deferred tax benefits or amounts included in current operations, in connection with issuances of flow-through shares.

[g]

Recent Accounting Pronouncements

The FASB has issued No. 143, "Accounting for Asset Retirement Obligations". This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company does not expect that the implementation of SFAS No. 143 will have a material impact on its financial position or results of operations.

The FASB has issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". Under this standard, exit costs and restructuring liabilities generally will be recognized only when incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect that the implementation of these guidelines will have a material impact on its financial position or results of operations.

DRC RESOURCES CORPORATION
[An Exploration Stage Company]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004

15

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES [CONT'D]

[g]

Recent Accounting Pronouncements [Cont'd]

The Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) has issued CICA 3063, "Impairment of Long-Lived Assets". This statement establishes standards for recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The Company does not expect that the implementation of this new standard will have a material impact on its financial position or results of operations.

The CICA Handbook section, "Asset Retirement Obligations", has replaced the current guidance on future removal and site restoration costs included in CICA 3061, "Property, Plant and Equipment". The standard, which is similar to SFAS No. 143, is effective for years beginning on or after January 1, 2004. This standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The Company does not expect that the implementation of these guidelines will have a material impact on its financial position or results of operation.

16

SUBSEQUENT EVENTS

In addition to items mentioned elsewhere in these notes, the following has occurred during the period subsequent to September 30, 2004:

  The original contract for underground development work on the Afton property was not completed by the contractor as it did not meet the financial requirements and voluntarily withdrew on September 28, 2004. A new contractor has been asked to perform the work and DRC Resources Corporation is reviewing the contract terms presently.

  On October 12, 2004, the Company granted the new President and chief executive officer the option to purchase 600,000 common shares at an exercise price of $4.60 per share in accordance with the Company's Stock Option Plan. The options are exercisable on or before October 12, 2009.

  On October 13, 2004, the Company granted Orion Securities Inc. a compensation stock option for services rendered with respect to recruiting the new President and chief executive officer for the Company. The Company granted an option to purchase 50,000 common shares at an exercise price of $4.60 per share in accordance with the Company's Stock Option Plan. The options are exercisable on or before October 13, 2006.

  The Company issued 25,000 common shares for cash proceeds of $87,500 upon the exercise of 25,000 stock options at $3.50 per share.